

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 19, 2018

<u>Via E-mail</u>
Ryan Fishoff
Chief Executive Officer
American Premium Water Corporation
12777 Jefferson Blvd. Suite 310
Playa Vista, CA 90066-0748

> **Re: American Premium Water Corporation**
> **Offering Statement on Form 1-A**
> **Filed March 26, 2018**
> **File No. 024-10823**

Dear Mr. Fishoff:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Business, page 17</u>

1. We note that you are actively seeking to acquire or enter a partnership in the blockchain and cryptocurrency sector that could support your operations. Please expand your disclosure to clarify how you intend to utilize blockchain technology to support your operations. Please also add a risk factor that addresses the material risks associated with operating in the blockchain and cryptocurrency sector.

<u>Plan of Operation, page 19</u>

2. We note your statement on page 19 that a number of private companies in the blockchain sector have expressed interest in entering into a transaction with you. Also, in your February 26, 2018 press release you announce that you have retained International Monetary to aid in evaluating and arranging financing for blockchain acquisition opportunities. Please clarify the steps you have taken to identify and acquire companies in the blockchain sector.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Marc J. Adesso
        Waller Lansden Dortch & Davis, LLP